

October 18, 2011

Via E-mail
Mr. Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway, Suite 300
Olathe, Kansas 66061

> **Re:** **NIC Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 2, 2011**
> **File No. 0-26621**

Dear Mr. Kovzan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant